Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated October 19, 2012, with respect to the consolidated balance sheets of The Shaw Group Inc. and subsidiaries as of August 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2012, and the effectiveness of internal control over financial reporting of The Shaw Group Inc. and subsidiaries as of August 31, 2012, which reports appear in the Form 10-K of The Shaw Group Inc. dated October 19, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Baton Rouge, Louisiana

November 12, 2012